MICROMEM TECHNOLOGIES INC.
(“Company”)

Request for Financial Statements
Fiscal Year: 2014

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TMX EQUITY TRANSFER SERVICES
200 University Avenue, 3rd Floor
Toronto ON M5H 4H1

Or by fax to: 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:	[ ]	Annual Financial Statements with MD&A
(Mark this box if you would like to receive the Annual Financial Statements and related MD&A)

	[ ]	Interim Financial Statements with MD&A
(Mark this box if you would like to receive the Interim Financial Statements and related MD&A)

[ ] Check this box if you wish to receive the selected financial statements electronically and print your email address below

PLEASE PRINT

FIRST NAME LAST NAME

ADDRESS

CITY PROVINCE/ STATE POSTAL / ZIP CODE COUNTRY

E-MAIL (optional)

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following:
https://www.voteproxyonline.com/equity/fsred.pdf

SIGNED: ___________________________________________
(Signature of Shareholder)

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK HERE: [ ]
(Please provide previous address below)